Form 51-102F3

Material Change Report

Item 1
Name and Address of Company

Digatrade Financial Corp.
1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

Item 2
Date of Material Change

November 14, 2018

Item 3
News Release

November 16, 2018
Dissemination via Sedar and under Form 6-K on Edgar

Item 4
Summary of Material Change

DIGATRADE PROVIDES CLARIFICATION TO SHAREHOLDERS REGARDING CONVERTIBLE PROMISSORY NOTES “CPN’S”

Item 5
Full Description of Material Change

5.1
Full Description of Material Change

Vancouver, British Columbia- DIGATRADE FINANCIAL CORP. (OTCQB: DIGAF) an OTC digital asset trade desk for institutions and financial technology company today announced a clarification to the previous announced press releases dated Oct 9, 2018.

The Company had reported the following:

[During fiscal 2017 and up to the Q3 reporting period ended September 30, 2018 and subsequent to November 8, 2018; funds raised via Convertible Promissory Notes “CPN’S” totalled approximately US$1.4m. The principal balances of all current notes of maturity have been fully repaid and have a zero balance. Any new Notes will have a term to maturity equal to a minimum of six months and as a result no further conversions or dilution is anticipated until late Q1.2019 from any of these third-party lenders].

The Company provides the following clarification and re-statement:

During fiscal 2017 and up to November 14, 2018; funds raised via Convertible Promissory Notes “CPN’S” totalled approximately US$1.4m. One Note holder; Tangiers Capital LLC based in San Diego, CA, has a remaining principal balance of $1000 + interest and holds the option to convert into shares. All other current notes of maturity have been fully repaid; including principal and interest. The clarification that has been provided is the result of an accounting oversight by management.

Additional information will be provided as it materializes.

5.2
Disclosure for Restructuring Transactions

None

Item 6
Reliance on subsection 7.1(2) of National Instrument 51-102

None

Item 7
Omitted Information

None

Item 8
Executive Officer

Brad Moynes, CEO
+1(604) 200-0071

Item 9
Date of Report

November 16, 2018

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